                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.7)*

                        CONSUMER PORTFOLIO SERVICES, INC.
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   210502 100
                                   ----------
                                 (CUSIP Number)

  CHARLES E. BRADLEY, SR., C/O STANWICH CONSULTING CORP., 62 SOUTHFIELD AVENUE,
        ONE STAMFORD LANDING, STAMFORD, CONNECTICUT 06902; (203) 325-0551
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MAY 10, 2004
                                  ------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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
                                          SCHEDULE 13D
CUSIP NO. 210502 100


(1)      Name of reporting persons............................         CHARLES E. BRADLEY, SR.

(2)      Check the appropriate box if a member of a group (see         (a)
         instructions)........................................         (b)

(3)      SEC use only.........................................

(4)      Source of funds (see instructions)...................         Not Applicable

(5)      Check if disclosure of legal proceedings is required
         pursuant to items 2(d) or 2(e).......................

(6)      Citizenship or place of organization.................         United States

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power....................................         6,738

(8)      Shared voting power..................................         50,832

(9)      Sole dispositive power...............................         6,738

(10)     Shared dispositive power.............................         50,832

(11)     Aggregate amount beneficially owned by each reporting
         person...............................................         1,267,860

(12)     Check if the aggregate amount in Row (11) excludes
         certain shares (see instructions)....................         [ ]

(13)     Percent of class represented by amount in Row (11)...         5.9%

(14)     Type of reporting person (see instructions)..........         IN

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

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                                  SCHEDULE 13D
CUSIP NO. 210502 100


ITEM 1.  SECURITY AND ISSUER.

         This filing relates to the common stock (the "COMMON STOCK") of the following issuer (the "ISSUER"):

                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                            Irvine, California 92618

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Name of person filing this statement:

          The name of the person filing this report is Charles E. Bradley, Sr. (the "REPORTING PERSON").

     (b)  Business address:

                  c/o Stanwich Consulting Corp.
                  62 Southfield Avenue
                  One Stamford Landing
                  Stamford, CT 06902

     (c)  Present principal occupation:

                  Chairman of the Board of Reunion Industries, Inc., a diversified manufacturing company; and Manager of Stanwich Partners, LLC, an investment and consulting firm.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Citizenship - United State of America


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable. No shares were acquired.

ITEM 4.  PURPOSE OF THE TRANSACTION.

          In December, 2003 the reporting person sold 17,000 shares of the Common Stock at a price of $3.25 per share in a private transaction. The purpose of this transaction was to generate funds for personal expenses.


                                  Page 3 of 5
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                                  SCHEDULE 13D
CUSIP NO. 210502 100

          The reporting person has previously reported beneficial ownership of the 646,959 shares of Common Stock ("SFSC'S CPS SHARES") owned by Stanwich Financial Services Corp. ("SFSC"), because he is the President, sole director and sole indirect shareholder of SFSC. However, on May 10, 2004, pursuant to SFSC's plan of reorganization in its bankruptcy proceeding, a Liquidating Agent was appointed by the Bankruptcy Court, with complete management authority over the assets and affairs of SFSC, in place of and to the exclusion of SFSC's directors, officers and shareholders. After such date, the reporting person has no direct or indirect corporate governance authority over SFSC or its assets, including SFSC's CPS Shares. Accordingly, the reporting person's beneficial ownership of SFSC's CPS Shares terminated on May 10, 2004.

          As of the date hereof, the reporting person has no plan or proposal which relates to or would result in any of the actions described in
          Item 4 of Schedule 13D, except that the reporting person may buy and sell shares of Common Stock in the future. The reporting person has pledged 1,002,800 additional shares of Common Stock to Sovereign Bank to secure the repayment of a loan (the "SOVEREIGN PLEDGE"). Such loan is past due. The reporting person has also pledged such shares to SFSC to secure his obligations to SFSC (the "SFSC PLEDGE"). Pursuant to an Intercreditor Agreement among Sovereign Bank, SFSC and the reporting person, such shares are expected to be sold after December 31, 2005.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The reporting person beneficially owns or may be deemed to own an aggregate of 1,267,860 shares of the Issuer's Common Stock (the "BENEFICIALLY OWNED SHARES"). The Beneficially Owned Shares constitute 5.9% of the issued and outstanding shares of such Common Stock.

     (b)  Number of shares as to which the reporting person has:

          (i)  sole power to vote or to direct the vote:                   6,738

          (ii) shared power to vote or to direct the vote:                   -0-

          (iii) sole power to dispose or to direct the disposition of:     6,738

          (iv) shared power to dispose or direct the disposition of:         -0-

          Of the Beneficially Owned Shares, 207,490 shares are owned by the reporting person's spouse. He has no voting or dispositive power as to these shares. The Beneficially Owned Shares include 50,832 shares that are owned by Stanwich Consulting Corp., f/k/a Stanwich Partners, Inc. ("SCC"). The reporting person is the President, director and the owner of a majority of the outstanding shares of the voting stock of SCC. Because of these relationships, for purposes of Regulation 13D, the reporting person may be deemed to be the beneficial owner of the shares of Common Stock owned by SCC and to share with SCC voting and dispositive powers as to such shares.

     (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person, except for transactions, if any, described in this filing.

     (d) The pledgees under the Sovereign Pledge and the SFSC Pledge (i) have the right, upon the occurrence of default thereunder, to receive dividends on the shares of Common Stock pledged thereunder and (ii) the right to receive the proceeds from the sale of such shares (but, in each case, not more than the amount of debt secured by such pledge). A default has occurred under the Sovereign Pledge.

     (e)  Not applicable


                                  Page 4 of 5
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                                  SCHEDULE 13D
CUSIP NO. 210502 100

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Because a default has occurred under the Sovereign Pledge, Sovereign Bank has the right to vote the 1,002,800 shares of Common Stock pledged to it by the reporting person.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 12, 2005


                                        /s/Charles E. Bradley, Sr.
                                        ----------------------------------------
                                        Charles E. Bradley, Sr.




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